So
5-20-02

PJ 5/17/02



02006343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
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RECD S.E.C.
MAY 16 2002
603

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 13023 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNA Investor Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CNA Drive
(No. and Street)

| Nashville | Tennessee | 37214 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Sledge 615-871-1635
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

| 180 N. Stetson | Chicago | Illinois | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Stephanie R. Sledge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNA Investor Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

Vice President
Title

[signature]
Notary Public
My Commission Expires NOV. 30 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***CNA INVESTOR SERVICES, INC.***

**(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)**

*Financial Statements and Supplemental Schedules for the Year Ended December 31, 2000 and Independent Auditors' Report and Supplemental Report on Internal Control*

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com



## INDEPENDENT AUDITORS' REPORT

The Board of Directors of CNA Investor Services, Inc:

We have audited the following financial statements of CNA Investor Services, Inc. (a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation) (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of CNA Investor Services, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

| | **Page** |
|---|---|
| Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 | 9 |
| Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 | 10 |

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2002

# CNA INVESTOR SERVICES, INC.

**(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)**

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $2,661,618 |
| Commissions receivable | 25,000 |
| Receivable from registered representatives | 11,293 |
| Income taxes receivable from parent - Note 4 | 285 |
| Prepaid expenses | 18,832 |
| TOTAL ASSETS | $2,717,028 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Commissions payable | $ 728 |
| Amounts due to affiliates - Note 2 | 20,159 |
| TOTAL LIABILITIES | 20,887 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, no par value - 100 shares authorized and outstanding at stated value | 5,000 |
| Additional paid-in-capital | 1,103,742 |
| Retained earnings | 1,587,399 |
| Total stockholder's equity | 2,696,141 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $2,717,028 |

The accompanying Notes are an integral part of these Financial Statements.

## CNA INVESTOR SERVICES, INC.

**(a wholly-owned subsidiary of 1911 Corp, an affiliate of CNA Financial Corporation and Loews Corporation)**

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES: | |
| Commissions - Note 2 | $ 395,124 |
| Interest and other income | 114,561 |
| Total revenues | 509,685 |
| EXPENSES: | |
| Commissions | 262,829 |
| General and administrative - Note 2 | 220,206 |
| Total expenses | 483,035 |
| INCOME BEFORE INCOME TAXES | 26,650 |
| INCOME TAX EXPENSE - Note 4 | 9,343 |
| NET INCOME | $ 17,307 |

The accompanying Notes are an integral part of these Financial Statements.

## CNA INVESTOR SERVICES, INC.

**(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)**

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income from operations | $ 17,307 |
| Adjustments to reconcile net income to net cash provided by (used for) operating activities: | |
| Changes in assets and liabilities: | |
| Increase in commissions receivable | (6,000) |
| Decrease in receivable from registered representatives | 3,707 |
| Increase in prepaid expenses | (45) |
| Decrease in commissions payable | (3,165) |
| Decrease in income taxes receivable from/payable to parent | (47,651) |
| Decrease in amounts due to affiliates | (211,661) |
| Net cash from operating activities | (247,508) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | (247,508) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 2,909,126 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 2,661,618 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Cash paid to parent for federal income taxes | $ 56,994 |

The accompanying Notes are an integral part of these Financial Statements.

## CNA INVESTOR SERVICES, INC.

(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE, JANUARY 1, 2001 | $ 5,000 | $ 1,103,742 | $ 1,570,092 | $ 2,678,834 |
| Net Income | | | 17,307 | 17,307 |
| BALANCE, DECEMBER 31, 2001 | $ 5,000 | $ 1,103,742 | $ 1,587,399 | $ 2,696,141 |

The accompanying Notes are an integral part of these Financial Statements.

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2001

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization:*** - CNA Investor Services, Inc. (the "Company") is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of 1911 Corp., which is wholly-owned by Continental Casualty Company ("Casualty"). Casualty is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 89% of the outstanding common stock of CNA at December 31, 2001.

***Security Transactions:*** - Security transactions and the related commission revenues are recorded on the trade date.

***Cash equivalents:*** - Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

***Estimates:*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### 2. TRANSACTIONS WITH AFFILIATES

Approximately $286,500 of the Company's commission revenues were derived from the sale of products, primarily variable annuity and variable life products, of Continental Assurance Company and Valley Forge Life Insurance Company, affiliates of the Company. During 2001, Valley Forge Life Insurance Company announced that it would discontinue the variable annuity and variable life product business (the "Variable Business"). Management believes that this decision to discontinue the sale of the Variable Business products will significantly reduce the Company's commission revenues. Management intends to continue to operate the Company to provide broker/dealer services for CNA's various subsidiaries and affiliates.

CNA Management is currently evaluating various business activities that may provide future commission revenue to the Company. In order to maintain adequate net capital, the Company intends to manage its expenses so that they are consistent with the level of revenues. The Company's current projections, excluding the commission revenues from the sale of products related to the Variable Business, indicate that the Company will be able to maintain adequate levels of net capital through December 31, 2004.

The Company reimburses CNA for management services and similar expenses provided to the Company. Such expenses amounted to $162,271 for the year ended December 31, 2001.

## 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital, as defined for these purposes, of $2,587,498, which was $2,582,498 in excess of its required minimum net capital.

## 4. INCOME TAXES

The Company's federal income tax return is consolidated with Casualty and its domestic subsidiaries. Casualty has an agreement to which the Company is a party whereby each of Casualty's domestic property/casualty and non-insurance subsidiaries will pay to, or recover from, Casualty the amount of federal income taxes the subsidiary would have incurred (or would have been entitled to recover) if that subsidiary were filing its own federal income tax return. At December 31, 2001 the Company had federal income taxes receivable from Casualty of $285.

## 5. BENEFIT PLANS

The employees of the Company are included in CNA's noncontributory pension plan covering substantially all full-time employees of age 21 or over who have completed one year of service. While the benefits for the plan vary, they are generally based on years of credited service and the employee's highest sixty consecutive months of compensation. CNA's funding policy is to make contributions in accordance with applicable governmental regulatory requirements. Plan assets are primarily invested in U.S. Government securities, with the balance in mortgage-backed securities, equity investments and short-term investments.

The employees of the Company are also included in CNA's Savings and Capital Accumulation Plan, which is a contributory plan that allows most employees to contribute a maximum of 13% of their eligible compensation, subject to certain limitations prescribed by the Internal Revenue Service. CNA contributes an amount equal to 80% of the first 6% of salary contributed by the employee.

Expenses for the pension plan and savings plan allocated to the Company were $11,128 for the year ended December 31, 2001.

* * * * * *

## CNA INVESTOR SERVICES, INC.
**(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001**

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $ 2,696,141 |
| HAIRCUT ON SECURITIES - 2% of Cash and Cash Equivalents | (53,233) |
| NONALLOWABLE ASSETS | |
| Commissions receivable | (25,000) |
| Income taxes receivable from parent | (285) |
| Receivable from registered representatives | (11,293) |
| Prepaid expenses | (18,832) |
| NET CAPITAL | $ 2,587,498 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS - Total liabilities | $ 20,887 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| MINIMUM CAPITAL REQUIRED<br>(The greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| EXCESS NET CAPITAL | $ 2,582,498 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 1 % |

### RECONCILIATION WITH NET CAPITAL AS REPORTED IN PART IIA OF UNAUDITED FORM X-17A-5 AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL AS REPORTED ON UNAUDITED FORM X-17A-5 | $ 2,587,783 |
| AUDIT ADJUSTMENTS | |
| Reclassification from liabilities to assets for Income taxes receivable from parent | $ (285) |
| NET CAPITAL - as computed above | $ 2,587,498 |

## CNA INVESTOR SERVICES, INC.
**(a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation)**

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PERSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
### DECEMBER 31, 2001

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker/dealers to properly protect customers' funds and securities. These rules include segregation of certain funds and securities. Broker/dealers that self-clear are responsible for complying with these rules. Broker/dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker/dealer from using customer funds and securities in their own business and, 2) a requirement that brokers or dealers maintain and obtain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section K(1) exemption to the Rule. Section K(1) of the Rule, exempts from the Rule broker/dealers dealing solely in mutual funds or variable annuities/variable life provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Based on the facts stated above, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors
CNA Investor Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2002